

NYSE
AN ICE EXCHANGE

July 31, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Warrants, each exercisable for one share of Class A common stock at an exercise price of $6.57 per share, of Electriq Power Holdings, Inc., under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com